SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 November 2006

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-123972) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

	First half	First half	Full year
	2006	2005 *	2005
	£m	£m	£m

Interest receivable	11,905	10,064	21,331
Interest payable	6,711	5,278	11,413

Net interest income	5,194	4,786	9,918

Fees and commissions receivable	3,543	3,262	6,750
Fees and commissions payable	(985)	(909)	(1,841)
Income from trading activities	1,453	1,222	2,343
Other operating income (excluding insurance premium income)	1,457	1,264	2,953
Insurance premium income	3,112	2,956	6,076
Reinsurers’ share	(132)	(127)	(297)

Non-interest income	8,448	7,668	15,984

Total income	13,642	12,454	25,902

Staff costs	3,233	2,872	5,992
Premises and equipment	668	643	1,313
Other administrative expenses	1,286	1,362	2,816
Depreciation and amortisation	853	931	1,825

Operating expenses**	6,040	5,808	11,946

Profit before other operating charges and impairment losses	7,602	6,646	13,956
Insurance claims	2,244	2,162	4,413
Reinsurers’ share	(40)	(40)	(100)
Impairment losses	887	847	1,707

Operating profit before tax	4,511	3,677	7,936
Tax	1,387	1,092	2,378

Profit for the period	3,124	2,585	5,558
Minority interests	55	34	57
Preference dividends	91	25	109

Profit attributable to ordinary shareholders	2,978	2,526	5,392

Basic earnings per ordinary share (Note 4)	93.1p	79.5p	169.4p

Diluted earnings per ordinary share (Note 4)	92.5p	79.0p	168.3p

* restated for the adoption of amendment to IAS 39 'The Fair Value Option'

** Operating expenses include:	£m	£m	£m
Integration costs:
Administrative expenses	41	137	318
Depreciation and amortisation	2	144	140

	43	281	458
Amortisation of purchased intangible assets	49	42	97

	92	323	555

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit
Profit before tax was up 23%, from £3,677 million to £4,511 million, reflecting strong organic income growth in all divisions and lower integration costs.

Total income
The Group achieved strong growth in income during the first half of 2006. Total income was up 10% or £1,188 million to £13,642 million.

Net interest income increased by 9% to £5,194 million and represents 38% of total income (2005 –38%). Average loans and advances to customers and average customer deposits grew by 16% and 13% respectively.

Non-interest income increased by 10% to £8,448 million and represents 62% of total income (2005 –62%).

Net interest margin
The Group’s net interest margin at 2.52% was down from 2.57% in the second half of 2005, due mainly to the business mix effect of growth in corporate and mortgage lending and the impact of the flatter US dollar yield curve.

Operating expenses
Operating expenses rose by 4% to £6,040 million.

Cost:income ratio
The Group's cost:income ratio was 44.3% compared with 46.6% for the half year in 2005.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, increased by 4% to £2,204 million reflecting volume growth.

Impairment losses
Impairment losses were £887 million compared with £847 million in 2005, an increase of 5%.

Risk elements in lending and potential problem loans represented 1.64% of gross loans and advances to customers excluding reverse repos at 30 June 2006 (31 December 2005 – 1.60%) .

Provision coverage of risk elements in lending and potential problem loans was 63% compared with 65% at 31 December 2005.

Integration
Integration costs were £43 million compared with £281 million in the first half of 2005. Included are costs relating to the integration of First Active and Charter One, which was acquired in August 2004, as well as the amortisation of software costs relating to the integration of Churchill, which was completed in September 2005. In the first half of 2005 integration costs also included £140 million of software costs relating to the acquisition of NatWest which were previously written-off as incurred under UK GAAP but under IFRS were capitalised and amortised. All such software was fully amortised by the end of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Earnings and dividends
Basic earnings per ordinary share increased by 17%, from 79.5p to 93.1p.

An interim dividend of 24.2p per ordinary share, representing one third of last year’s total dividend was paid on 6 October 2006 to shareholders registered on 18 August 2006.

RESTATEMENTS

Divisional results for 2005 have been restated to reflect transfers of businesses between divisions in the second half of 2005 and the first half of 2006. These changes do not affect the Group’s results.

A divisional analysis of these restatements is set out on pages 60 and 61.

In the second half of 2005 the Group adopted the amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 with effect from 1 January 2005. The results for the first half of 2005 have been restated. This restatement reduces Group profit before tax and the Centre by £11 million for the half year ended 30 June 2005.

The balance sheet as at 30 June 2005 has been restated to conform to the presentation applied at 31 December 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2006 (unaudited)

	30 June	31 December	30 June
	2006	2005	2005	**
	£m	£m	£m
Assets
Cash and balances at central banks	3,760	4,759	3,419
Treasury and other eligible bills	6,499	5,538	7,783
Loans and advances to banks	74,887	70,587	62,164
Loans and advances to customers	431,296	417,226	406,058
Debt securities	129,389	120,965	106,412
Equity shares	12,919	9,301	6,857
Intangible assets	19,380	19,932	19,722
Property, plant and equipment	18,311	18,053	17,369
Settlement balances	14,789	6,005	12,853
Derivatives	117,897	95,663	107,475
Prepayments, accrued income and other assets	10,212	8,798	7,802

Total assets	839,339	776,827	757,914

Liabilities
Deposits by banks	118,617	110,407	108,126
Customer accounts	368,601	342,867	330,160
Debt securities in issue	85,823	90,420	76,555
Settlement balances and short positions	48,832	43,988	49,550
Derivatives	119,757	96,438	106,703
Accruals, deferred income and other liabilities	14,818	14,247	12,805
Retirement benefit liabilities	3,742	3,735	2,951
Deferred taxation liabilities	2,294	1,695	1,843
Insurance liabilities	7,442	7,212	6,819
Subordinated liabilities	27,852	28,274	28,216

Total liabilities	797,778	739,283	723,728
Equity:

Minority interests	4,186	2,109	907
Shareholders’ equity*
Called up share capital	825	826	823
Reserves	36,550	34,609	32,456

Total equity	41,561	37,544	34,186

Total liabilities and equity	839,339	776,827	757,914

* Shareholders’ equity attributable to:
Ordinary shareholders	34,016	32,426	30,573
Preference shareholders	3,359	3,009	2,706

	37,375	35,435	33,279

** restated for the adoption of amendment to IAS 39 ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £839.3 billion at 30 June 2006 were up £62.5 billion, 8%, compared with 31 December 2005, reflecting business growth.

Treasury and other eligible bills increased by £1.0 billion, 17%, to £6.5 billion, reflecting trading activity.

Loans and advances to banks increased by £4.3 billion, 6%, to £74.9 billion. Growth in bank placings, up £4.9 billion, 17%, to £33.7 billion, were partially offset by a reduction in reverse repurchase agreements and stock borrowing ("reverse repos"), down £0.6 billion, 2% to £41.2 billion.

Loans and advances to customers were up £14.1 billion, 3%, to £431.3 billion. Within this, reverse repos decreased by 6%, £3.0 billion to £45.8 billion. Excluding reverse repos, lending rose by £17.1 billion, 5% to £385.5 billion reflecting organic growth across all divisions.

Debt securities increased by £8.4 billion, 7%, to £129.4 billion, principally due to increased trading book holdings in Global Banking & Markets.

Equity shares rose by £3.6 billion, 39%, to £12.9 billion, reflecting the increase in the fair value of available-for-sale securities, principally the investment in Bank of China following its successful IPO.

Intangible assets decreased by £0.6 billion, 3% to £19.4 billion due to exchange rate movements.

Property, plant and equipment were up £0.3 billion, 1% to £18.3 billion, mainly due to growth in investment properties and operating lease assets.

Settlement balances rose £8.8 billion to £14.8 billion as a result of increased customer activity.

Derivatives, assets and liabilities, increased reflecting growth in trading volumes and the effects of interest and exchange rates.

Prepayments, accrued income and other assets were up £1.4 billion, 16% to £10.2 billion.

Deposits by banks rose by £8.2 billion, 7% to £118.6 billion to fund business growth. Increased repurchase agreements and stock lending ("repos"), up £11.6 billion, 24% to £59.5 billion were partially offset by lower inter-bank deposits, down £3.4 billion, 5% at £59.1 billion.

Customer accounts were up £25.7 billion, 8% at £368.6 billion. Within this, repos increased £8.2 billion, 17% to £56.9 billion. Excluding repos, deposits rose by £17.5 billion, 6%, to £311.7 billion with good growth in all divisions.

Debt securities in issue decreased by £4.6 billion, 5%, to £85.8 billion.

The increase in settlement balances and short positions, up £4.8 billion, 11%, to £48.8 billion, reflected growth in customer activity.

Accruals, deferred income and other liabilities increased £0.6 billion, 4% to £14.8 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Subordinated liabilities were down £0.4 billion, 1% to £27.9 billion. The issue of £1.3 billion dated and £0.7 billion undated loan capital was offset by the redemption of £0.7 billion undated loan capital and £0.3 billion non-cumulative preference shares and the effect of exchange rates, £0.7 billion and other movements, £0.7 billion.

Deferred taxation liabilities rose by £0.6 billion, 35% to £2.3 billion largely reflecting the provision for tax on the uplift in the value of available-for-sale equity shares, primarily the investment in Bank of China.

Equity minority interests increased by £2.1 billion, 98% to £4.2 billion. The co-investors interest in the Group’s subsidiary that invested in Bank of China has increased £1.7 billion reflecting their share of the uplift in value of the investment. The remaining increase primarily arose from a restructuring of the life assurance joint venture with Aviva, following the repayment of an existing loan replaced by an equity investment. These restructurings have no effect on the Group’s regulatory capital position.

Shareholders’ equity increased by £1.9 billion, 5% to £37.4 billion. The profit for the period of £3.1 billion, issue of £0.3 billion non-cumulative fixed rate equity preference shares and £0.1 billion of ordinary shares in respect of the exercise of share options, and a £1.0 billion increase in available-for-sale reserves, mainly reflecting the Group’s share in the investment in Bank of China, were partly offset by the payment of the 2005 final ordinary dividend, £1.7 billion and preference dividends of £0.1 billion, together with £0.2 billion ordinary share buybacks and £0.6 billion resulting from movements in exchange rates.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Corporate Banking and Financial Markets was renamed Corporate Markets on 1 January 2006 when we reorganised our activities into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance our focus on the distinct needs of these two customer segments.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing a full range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets was established in June 2005 to lead co-ordination and delivery of our multi-brand retail strategy across our product range, and comprises Retail Banking, Direct Channels and Wealth Management.

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets (SMEs) through the largest network of branches and ATMs in the UK, as well as through telephone and internet banking. Retail Banking is the UK market leader in small business banking.

Direct Channels (formerly Retail Direct) issues a comprehensive range of credit and charge cards and other financial products through The Royal Bank of Scotland, NatWest and other brands, including MINT, First Active UK and Tesco Personal Finance. It is the leading merchant acquirer in Europe and ranks 4th globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Markets provides a wide range of services in the corporate and institutional markets.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the 8th largest commercial banking organisation in the US based on deposits as at 31 March 2006. Citizens Financial Group includes the seven Citizens Banks, Charter One, RBS National Bank, our US credit card business, RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

RBS Insurance sells and underwrites retail, SME and wholesale insurance over the telephone and internet, as well as through brokers and partnerships. The Retail Divisions of Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells motor insurance in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of 5,000 independent brokers.

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries and, where appropriate, before allocation of Manufacturing costs ("Contribution") and after allocation of Manufacturing costs ("Operating profit before tax") are detailed below. The Group continues to manage costs where they arise, with customer-facing divisions controlling their direct expenses whilst Manufacturing is responsible for shared costs. The Group does not allocate these shared costs between divisions in the day-to-day management of its businesses, and the way in which divisional results are presented reflects this. The results in section (i) below include an allocation of Manufacturing costs to the relevant customer-facing divisions on a basis the management considers reasonable.

(i) Operating profit before tax

	First half	First half			Full year
	2006	2005		Increase	2005
	£m	£m		%	£m

Global Banking & Markets	1,812	1,456		24	3,033
UK Corporate Banking	907	798		14	1,633
Retail Markets

- Retail Banking	864	842		3	1,704
- Direct Channels	219	211		4	515
- Wealth Management	179	141		27	272

Total Retail Markets	1,262	1,194		6	2,491
Ulster Bank	182	152		20	323
Citizens	812	750		8	1,575
RBS Insurance	349	334		4	719
Manufacturing	-	-		-	-
Central items	(721)	(684	)*	(5)	(1,523)

Profit before amortisation of purchased intangibles,
integration costs and net gain on sale of strategic
investments and subsidiaries	4,603	4,000	*	15	8,251
Amortisation of purchased intangible assets	49	42		17	97
Integration costs	43	281		(85)	458
Net gain on sale of strategic investments and
subsidiaries	-	-		-	240

Operating profit before tax	4,511	3,677	*	23	7,936

* restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE (continued)

(ii) Contribution

	First half	First half			Full year
	2006	2005		Increase	2005
	£m	£m		%	£m

Global Banking & Markets	1,882	1,523		24	3,171
UK Corporate Banking	1,115	1,000		12	2,047
Retail Markets

- Retail Banking	1,488	1,447		3	2,945
- Direct Channels	358	345		4	791
- Wealth Management	248	208		19	410

Total Retail Markets	2,094	2,000		5	4,146
Ulster Bank	286	253		13	530
Citizens	812	750		8	1,575
RBS Insurance	453	435		4	926
Manufacturing	(1,389)	(1,344)		(3)	(2,758)
Central items	(650)	(617	)*	(5)	(1,386)

Profit before amortisation of purchased intangibles,
integration costs and net gain on sale of strategic
investments and subsidiaries	4,603	4,000	*	15	8,251
Amortisation of purchased intangible assets	49	42		17	97
Integration costs	43	281		(85)	458
Net gain on sale of strategic investments and
subsidiaries	-	-		-	240

Operating profit before tax	4,511	3,677	*	23	7,936

* restated for the adoption of IAS 39 amendment 'The Fair Value Option'

(iii) Risk-weighted assets of each division were as follows:

	30 June	31 December	30 June
	2006	2005	2005
	£bn	£bn	£bn

Global Banking & Markets	127.7	120.0	121.5
UK Corporate Banking	88.0	82.6	80.3
Retail Markets

- Retail Banking	52.4	54.0	53.3
- Direct Channels	20.9	20.5	22.0
- Wealth Management	6.6	6.1	6.1

Total Retail Markets	79.9	80.6	81.4
Ulster Bank	26.3	22.4	20.2
Citizens	60.3	61.8	57.8
Other	3.3	3.6	4.7

	385.5	371.0	365.9

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL BANKING & MARKETS

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Net interest income from banking activities	871	772	1,552
Funding costs of rental assets	(246)	(210)	(452)

Net interest income	625	562	1,100

Net fees and commissions receivable	410	306	669
Income from trading activities	1,283	1,106	2,061
Income from rental assets	595	506	1,074
Other operating income	335	243	678

Non-interest income	2,623	2,161	4,482

Total income	3,248	2,723	5,582

Direct expenses
- staff costs	951	740	1,517
- other	189	180	357
- operating lease depreciation	207	190	398

	1,347	1,110	2,272

Contribution before impairment losses	1,901	1,613	3,310
Impairment losses	19	90	139

Contribution	1,882	1,523	3,171
Allocation of Manufacturing costs	70	67	138

Operating profit before tax	1,812	1,456	3,033

	£bn	£bn	£bn

Total assets*	384.3	337.4	330.9
Loans and advances to customers – gross*
- banking book	87.9	76.7	82.0
- trading book	11.5	13.9	11.8
Rental assets	12.0	11.0	11.9
Customer deposits*	48.5	45.6	44.7
Risk-weighted assets	127.7	121.5	120.0

* excluding reverse repos and repos

Global Banking & Markets delivered another strong performance as it continued to build its position in international financing and risk management markets. Total income rose by 19% to £3,248 million, operating profit rose by 24% to £1,812 million and contribution was up by 24% to £1,882 million. Contribution before impairment losses rose by 18% to £1,901 million.

GBM continued to build its market share and improved its rankings in international debt capital markets. We ranked for the first time among the top five bookrunners of all bonds and all loans globally, reflecting our strong performance in arranging bank lending and in sterling, euro and dollar bonds. In the US we became the leading bookrunner of mortgage-backed securities and the second largest bookrunner of asset-backed securities. While our UK activities have performed robustly, the strongest progress has been made in Continental Europe, where income grew by 40% and in North America, where income rose by 22%. More than 40% of GBM’s total income now comes from outside the UK.

THE ROYAL BANK OF SCOTLAND GROUP plc

GLOBAL BANKING & MARKETS (continued)

Net interest income from banking activities rose by 13% to £871 million, representing 27% of total GBM income. Average interest-earning assets increased by 10%, including growth in average loans and advances to customers of 24%. Careful balance sheet management has resulted in a reduction in banking book holdings of low margin debt securities and in interbank lending.

Non-interest income, which accounts for 81% of total GBM income, grew by 21% to £2,623 million. Within this, net fee income rose by 34% to £410 million, driven in part by our leadership of a number of the most significant financings in the UK and Europe. Our strong performance in arranging bonds also contributed to fee income growth.

Income from trading activities increased by 16% to £1,283 million, driven by credit, interest rate and foreign exchange business for our customers. Average trading value-at-risk remained modest at £13 million.

Income from rental assets net of funding costs grew by 18% to £349 million, reflecting our continuing success in aircraft, train and ship leasing, and property finance. Realisations from our structured finance activities, included in other operating income, rose from £243 million to £335 million.

Total expenses grew by 20% to £1,417 million, reflecting continued investment in extending our geographical footprint and our product range, including the recruitment of new staff in Asia. Variable performance-related compensation, which accounts for over 60% of total staff costs, also contributed to this increase.

Credit metrics remained favourable, resulting in impairment losses net of recoveries of £19 million, compared with £90 million in 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

UK CORPORATE BANKING

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Net interest income	1,028	932	1,926
Non-interest income	685	638	1,308

Total income	1,713	1,570	3,234

Direct expenses
- staff costs	268	240	489
- other	85	74	167
- operating lease depreciation	167	161	335

	520	475	991

Contribution before impairment losses	1,193	1,095	2,243
Impairment losses	78	95	196

Contribution	1,115	1,000	2,047
Allocation of Manufacturing costs	208	202	414

Operating profit before tax	907	798	1,633

	£bn	£bn	£bn

Total assets*	85.7	75.5	78.3
Loans and advances to customers – gross*	84.2	74.1	76.7
Customer deposits*	74.2	62.4	66.4
Risk-weighted assets	88.0	80.3	82.6

* excluding reverse repos and repos

UK Corporate Banking produced a strong first half performance with high levels of new business activity across all its operations. Total income grew by 9% to £1,713 million. Operating profit was up 14% to £907 million and contribution rose by 12% to £1,115 million. Contribution before impairment losses increased by 9% to £1,193 million.

Net interest income increased by 10% to £1,028 million. Average loans and advances to customers increased by 19%, and we have led a number of the most significant UK financings in the first half of the year. Average customer deposits rose by 22%, with significant inflows into our attractively priced range of deposit products. There has been some pressure on margins resulting from continuing intense competition, notably in the commercial market segment.

Non-interest income rose by 7% to £685 million, with good growth in fees and international trade commissions, and strong cross-sales of interest rate derivative and foreign exchange products.

Total expenses grew by 8% to £728 million, reflecting continued investment in customer-facing staff to support income growth. By moving our Lombard and Invoice Finance teams into the same locations as our commercial and corporate banking operations we have been able to improve delivery of our full range of services to customers. We have also invested in the further development of our electronic banking services.

Impairment losses were 18% lower than in 2005 at £78 million, reflecting the benign economic conditions.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Net interest income	2,296	2,185	4,510
Non-interest income	1,925	1,795	3,714

Total income	4,221	3,980	8,224

Direct expenses
- staff costs	791	743	1,566
- other	414	441	841

	1,205	1,184	2,407

Insurance net claims	242	226	486

Contribution before impairment losses	2,774	2,570	5,331
Impairment losses	680	570	1,185

Contribution	2,094	2,000	4,146
Allocation of Manufacturing costs	832	806	1,655

Operating profit before tax	1,262	1,194	2,491

	£bn	£bn	£bn

Total banking assets	116.4	110.6	114.4
Loans and advances to customers - gross
- mortgages	66.0	62.0	64.6
- personal	21.3	21.4	21.5
- cards	9.3	9.2	9.6
- business	17.7	16.5	16.7
Customer deposits*	109.6	100.6	105.3
Investment management assets - excluding deposits	32.3	28.6	31.4
Risk-weighted assets	79.9	81.4	80.6

* customer deposits exclude bancassurance.

Total income increased by 6% to £4,221 million and operating profit by 6% to £1,262 million, with good discipline on costs helping to offset higher impairment losses on unsecured lending. Contribution increased by 5% to £2,094 million, and contribution before impairment losses by 8% to £2,774 million.

We have continued to make good progress with our strategy of focusing on sales of savings and investment products, while carefully managing lending growth. Customer recruitment has been centred on our branch channels, where we have achieved good growth in savings accounts while maintaining the trend of growth in current accounts. Our commitment to customer service, through the largest network of branches and ATMs in the UK, is reflected in our excellent customer satisfaction ratings. Good service quality has also helped us to achieve strong growth in our share of customers switching current accounts from other banks.

Since we established Retail Markets, we have optimised our cost base and have used our full range of brands to address markets flexibly, focusing on the most appropriate products and channels in the light of prevailing market conditions.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

Net interest income grew by 5% to £2,296 million, fuelled by a 9% increase in average customer deposits, along with 8% growth in average lending. Average risk-weighted assets rose by only 2%, reflecting higher mortgage lending and securitisations. Net interest margin was slightly lower, partly as a result of the business mix impact of higher mortgage lending.

Average mortgage balances grew by 10% over the comparable period last year, partly as a result of strong growth from First Active UK during 2005. In the first half of 2006 we focused primarily on our branch channels, and our offset mortgage product again performed strongly. Intermediaries are an important distribution channel for mortgage products in the UK and we are an active participant in this channel, although there can be significant swings in volumes based on competitive pricing. In the first half of 2006 we stepped back from this market since, at the prevailing pricing, we considered the risk-reward equation unattractive relative to other opportunities.

Our unsecured personal lending and credit card recruitment has, similarly, targeted lower-risk segments, including existing NatWest and RBS customers, with limited emphasis on acquisition through direct marketing.

We have invested in the development of our business banking franchise, recruiting more relationship managers and upgrading the technology platform that supports them. We have also extended our Businessline 24/7 telephony service for business customers. Average business lending grew steadily in the first half, while deposit growth has accelerated, with an increase in recruitment of business customers switching from other banks.

Non-interest income increased by 7% to £1,925 million, with excellent growth in bancassurance income and in investment fees from Wealth Management.

We kept costs under tight control, with total expenses growing by just 2% to £2,037 million. We have continued to invest to develop our businesses, including targeted spending on customer service improvements, the recruitment of more financial planning managers in bancassurance and further developments in Wealth Management’s key growth markets.

Impairment losses rose by 19% to £680 million. Mortgage arrears remain very low and small business credit quality remains stable. The increase in impairment losses relates to unsecured borrowing on personal loans and credit cards, reflecting strong growth in volumes in previous years. There has been a modest increase in arrears, but at a slower rate than the increase reported for the end of 2004 and beginning of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL BANKING

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Net interest income	1,621	1,546	3,186
Non-interest income	1,145	1,082	2,258

Total income	2,766	2,628	5,444

Direct expenses
- staff costs	523	499	1,074
- other	153	161	338

	676	660	1,412

Insurance net claims	242	226	486

Contribution before impairment losses	1,848	1,742	3,546
Impairment losses	360	295	601

Contribution	1,488	1,447	2,945
Allocation of Manufacturing costs	624	605	1,241

Operating profit before tax	864	842	1,704

	£bn	£bn	£bn

Total banking assets	77.3	75.8	77.1
Loans and advances to customers – gross
- mortgages	47.2	46.5	47.3
- personal	13.9	13.6	13.7
- business	16.6	16.1	16.3
Customer deposits*	80.6	73.8	77.1
Risk-weighted assets	52.4	53.3	54.0

* customer deposits exclude bancassurance.

Retail Banking achieved 5% growth in total income to £2,766 million and operating profit was up by 3% to £864 million. Contribution was up 3% to £1,488 million, reflecting a good performance in savings and investment products combined with effective cost control. Contribution before impairment losses increased by 6% to £1,848 million.

Overall customer numbers have increased, and our personal current accounts have grown by 262,000 (2%) over the last 12 months. Good service quality has also helped us to achieve strong growth in our share of customers switching current accounts from other banks. Bancassurance performed strongly with Annualised Premium Equivalent almost doubling to £138 million. During the first half of 2006, we made further progress in improving customer service. Among the high street banks, The Royal Bank of Scotland remains in first place with NatWest in joint second place for customers who rate themselves "extremely satisfied”, which is central to driving further sales and recommendations.

As highlighted at the end of 2005, we have focused on sales of savings and investment products against the backdrop of slowing consumer borrowing.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL BANKING (continued)

Net interest income increased by 5% to £1,621 million. Average customer deposits were up 9%, with good growth in personal savings balances and in business deposits. Average loans and advances grew by 4%, reflecting growth in mortgages and business lending. Average mortgage lending through our NatWest and RBS branches grew by 9%, and our offset mortgage product now accounts for more than a third of new business through this channel. NatWest and RBS have written much lower volumes in the intermediary market during the first half of 2006, since pricing has been unattractive. Average personal unsecured lending was up by 1% over the year, but 1% lower than during the second half of 2005, reflecting the slower UK consumer credit market.

Net interest margin was stable and broadly in line with both the first half of 2005 and the full year, helped by a slower pace of growth in mortgage lending and the strong growth in deposit balances.

Non-interest income rose by 6% to £1,145 million, principally as a result of a strong performance in investment products including bancassurance. Recruitment of additional financial planning managers has supported our strong performance in the full spectrum of savings and investment products. Our attractive range of guaranteed capital investment bonds has performed particularly strongly. Fee income from core personal and small business banking services continued to grow in line with overall business volumes, and we made good progress in our private banking and investment businesses.

Total expense growth was contained to 3%, despite investments for future growth. Staff costs increased by 5% to £523 million as a result of continued investment in customer service and expansion of our bancassurance and investment businesses. We continue to make efficiency gains, resulting in a 5% decrease in other costs to £153 million.

Net claims in bancassurance were £242 million compared with £226 million in the first half of 2005, reflecting increases in liabilities to policyholders.

Impairment losses rose by 22% to £360 million. Mortgage arrears remain very low – the average loan-to-value ratio of Retail Banking’s mortgages was 46% overall and 60% on new mortgages written in the first half of 2006. Small business credit quality remains stable. The increase in arrears principally relates to unsecured personal lending, reflecting strong growth in volumes in previous years. Arrears on loans granted over recent years are currently showing signs of greater stability, but are continuing to rise on older loans. We continue to monitor the arrears situation carefully.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS – DIRECT CHANNELS
	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Net interest income	436	425	882
Non-interest income	558	533	1,084

Total income	994	958	1,966

Direct expenses
- staff costs	125	117	234
- other	193	218	370

	318	335	604

Contribution before impairment losses	676	623	1,362
Impairment losses	318	278	571

Contribution	358	345	791
Allocation of Manufacturing costs	139	134	276

Operating profit before tax	219	211	515

	£bn	£bn	£bn

Total assets	28.0	25.7	27.2
Loans and advances to customers - gross
- mortgages	14.9	12.0	13.8
- cards	9.2	9.1	9.5
- other	4.0	4.3	4.0
Customer deposits	2.6	2.7	2.7
Risk-weighted assets	20.9	22.0	20.5

Total income rose by 4% to £994 million and operating profit was also up 4% to £219 million. With rigorous cost control helping to offset higher impairment losses, contribution increased by 4% to £358 million. Contribution before impairment losses increased by 9% to £676 million.

Against the background of much slower growth in UK consumer credit markets, Direct Channels continued to grow its credit card portfolio in lower risk segments, with customer recruitment focused on our core brands. Our credit card account base has grown by 321,000, 3%, since June 2005. First Active UK has continued to add mortgage customers although at a slower pace than in the second half of 2005.

Our merchant acquiring businesses performed well, with customer numbers up 4%, and our commercial cards business also made good progress, increasing balances by 18%.

Net interest income rose by 3% to £436 million. Average loans and advances rose by 17%, reflecting higher mortgage balances at First Active UK and The One account in the first half, despite reduced volumes in the intermediary mortgage channel and a reduction in average unsecured loan balances. Net interest margin narrowed, principally because of the increased proportion of low risk mortgage lending in our business mix.

Non-interest income was 5% higher at £558 million, as a result of good volumes in our acquiring businesses, as well as increased income from balance transfer fees. Income also benefited from continued growth in Tesco Personal Finance’s ATM estate.

Stringent cost control led to a 3% reduction in total expenses to £457 million.

Impairment losses were 14% higher at £318 million, reflecting growth in unsecured lending on credit cards in previous years. There has been a modest further increase in arrears, but at a much slower rate than the increase reported for the end of 2004 and the beginning of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - WEALTH MANAGEMENT
	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Net interest income	239	214	442
Non-interest income	222	180	372

Total income	461	394	814

Direct expenses
- staff costs	143	127	258
- other	68	62	133

	211	189	391

Contribution before impairment losses	250	205	423
Impairment losses/(recoveries)	2	(3)	13

Contribution	248	208	410
Allocation of Manufacturing costs	69	67	138

Operating profit before tax	179	141	272

	£bn	£bn	£bn

Loans and advances to customers – gross	8.5	7.5	7.8
Investment management assets – excluding deposits	26.0	23.1	25.4
Customer deposits	26.4	24.1	25.5
Risk-weighted assets	6.6	6.1	6.1

Wealth Management performed strongly in the first half of 2006 with total income rising by 17% to £461 million and operating profit by 27% to £179 million. Contribution grew by 19% to £248 million. Increased revenue has been driven primarily by good organic growth and by strategic investment in our key markets.

Net interest income rose by 12% to £239 million, driven by continued strong growth in banking volumes. Average lending was up by 14% and average customer deposits rose by 12%, with net interest margin maintained at the same level as in 2005.

Non-interest income grew by 23% to £222 million, reflecting a strong increase in market-driven investment management fees and performance fees, and strong new business volumes, particularly in the UK. Assets under management at the end of June were £26.0 billion, a year on year increase of 13%.

Total expenses rose by 9% to £280 million as a result of continued investment in our key growth markets, particularly in Asia, as well as higher performance-related remuneration.

Impairment losses totalled £2 million, compared with the net release of £3 million recorded in the first half of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK
	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Net interest income	381	329	701
Non-interest income	90	79	157

Total income	471	408	858

Direct expenses
- staff costs	107	90	191
- other	41	35	79

	148	125	270

Contribution before impairment losses	323	283	588
Impairment losses	37	30	58

Contribution	286	253	530
Allocation of Manufacturing costs	104	101	207

Operating profit before tax	182	152	323

Average exchange rate - €/£	1.456	1.458	1.463

	£bn	£bn	£bn

Total assets	40.4	30.3	35.9
Loans and advances to customers - gross
- mortgages	14.2	11.3	13.2
- corporate	16.8	12.6	14.2
- other	1.5	1.0	0.8
Customer deposits	17.6	14.0	15.9
Risk-weighted assets	26.3	20.2	22.4
Spot exchange rate - €/£	1.446	1.482	1.457

Ulster Bank maintained its strong growth record, with total income increasing by 15% to £471 million and operating profit by 20% to £182 million. Contribution grew by 13% to £286 million.

Net interest income increased by 16% to £381 million. Average loans and advances grew by 27%, while average customer deposits also showed good growth, rising by 21%. Good progress was made in mortgages, where average loans and advances rose by 30%, and in business lending, where we achieved 23% growth in average lending. A lower net interest margin reflected changes in business mix and some competitive pressure on non-mortgage asset pricing.

Non-interest income rose by 14% to £90 million, reflecting good growth in investment products, card fees and sales of treasury products. Growth in non-interest income was limited by the successful introduction in both the Republic of Ireland and Northern Ireland of Ulster Bank’s new range of current accounts, which are free of transaction fees.

Total expenses increased by 12% to £252 million as we continued our investment programme to support the growth of the business. We have expanded our branch and business centre footprint and carried on with the branch improvement programme, upgrading 25 branches throughout Ireland during the first half of 2006. Branch improvements will continue this year and next. Ulster Bank is also continuing to install more ATMs in both the Republic of Ireland and Northern Ireland, where we now serve our customers through more than 1,000 ATMs. We are making good progress with the integration of Ulster Bank onto the Group’s IT platform.

Impairment losses rose by £7 million to £37 million, in line with recent growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	First half	First half	Full year	First half	First half	Full year
	2006	2005	2005	2006	2005	2005
	£m	£m	£m	$m	$m	$m

Net interest income	1,075	1,030	2,122	1,924	1,929	3,861
Non-interest income	611	526	1,142	1,094	986	2,079

Total income	1,686	1,556	3,264	3,018	2,915	5,940

Direct expenses
- staff costs	424	394	819	759	738	1,490
- other	379	351	739	677	658	1,344

	803	745	1,558	1,436	1,396	2,834

Contribution before
impairment losses	883	811	1,706	1,582	1,519	3,106
Impairment losses	71	61	131	128	115	239

Operating profit before tax	812	750	1,575	1,454	1,404	2,867

Average exchange rate - US$/£	1.790	1.874	1.820

				$bn	$bn	$bn

Total assets				164.2	152.6	158.8
Loans and advances to customers – gross
- mortgages				19.4	16.7	18.8
- other consumer				57.6	54.1	56.6
- corporate and commercial				32.2	28.6	29.2
Customer deposits				111.8	102.1	106.3
Risk-weighted assets				111.5	103.7	106.4
Spot exchange rate - US$/£				1.849	1.793	1.721

Citizens’ total income rose by 4% to $3,018 million and operating profit by 4% to $1,454 million. The stronger average US dollar exchange rate in the first half of 2006 meant that in sterling terms Citizens’ total income increased by 8% to £1,686 million while operating profit also rose by 8% to £812 million.

We grew our business customer base by 5% to 460,000, while co-operation between Citizens and Corporate Markets in the mid-market area continues to add new accounts. The number of credit card accounts rose by 23%. RBS Lynk, our merchant acquiring business, has significantly grown its customer base and now serves 17% more merchants than it did a year ago. We have also continued to expand our branch footprint, extending our supermarket banking franchise through a partnership agreement with Stop & Shop Supermarkets that will add 75 new in-store branches across New York State over the next three years.

Average loans and advances increased by 13%, with personal lending rising by 11% and business and corporate lending by 14% (excluding finance leases). We made good progress in our credit cards business while maintaining credit quality. Average customer deposits increased by 5%, but as interest rates have risen, personal and business customers have moved balances from liquid savings to higher cost deposits. The further flattening of the US yield curve and its impact on customer behaviour has led to margin compression, offsetting the good volumes of loans and deposits and leaving net interest income flat at $1,924 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Non-interest income rose by 11% to $1,094 million, benefiting from higher core banking fee income, card fee income and gains. Business and corporate fee income rose across the board, especially in foreign exchange, interest rate derivatives and cash management.

Total expenses were up 3% to $1,436 million, as Citizens enhanced efficiency while supporting higher business volumes and investing for future growth, in areas such as mid-corporates, asset finance, credit cards and merchant acquiring, as well as in the core branch network.

Impairment losses increased by 11% to $128 million, in line with recent asset growth. Credit quality overall remains strong, both in absolute terms and relative to our peer group. Our consumer portfolios have an average FICO score in excess of 700, and 95% of our consumer lending is secured.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE
	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Earned premiums	2,834	2,778	5,641
Reinsurers' share	(105)	(133)	(246)

Insurance premium income	2,729	2,645	5,395
Net fees and commissions	(248)	(230)	(449)
Other income	280	261	543

Total income	2,761	2,676	5,489

Direct expenses
- staff costs	158	163	323
- other	188	182	413

	346	345	736

Gross claims	1,995	1,941	3,903
Reinsurers' share	(33)	(45)	(76)

Net claims	1,962	1,896	3,827

Contribution	453	435	926
Allocation of Manufacturing costs	104	101	207

Operating profit before tax	349	334	719

In-force policies (thousands)
- motor: UK	8,680	8,555	8,687
- motor: Continental Europe	2,018	1,772	1,862
- non-motor (including home, rescue, SMEs, pet, HR24): UK	11,027	11,062	11,110
General insurance reserves – total (£m)	7,942	7,635	7,776

Total income rose by 3% to £2,761 million, with operating profit rising by 4% to £349 million. Contribution rose by 4% to £453 million.

Insurance premium income rose by 3% to £2,729 million. In UK motor insurance, claims inflation has been greater than premium inflation for several years but, despite this, competition in pricing remains strong. Against this background, RBS Insurance has sought to maximise long term value by maintaining a disciplined approach to pricing and by concentrating on more profitable customers acquired through RBS Insurance’s direct brands. In Continental Europe, RBS Insurance grew its motor in-force policies across Spain, Italy and Germany by 14% to 2.0 million.

In non-motor insurance, the total number of in-force policies was broadly stable at 11.0 million. Within this total, our intermediary business achieved 11% growth in sales of commercial policies to SMEs, while in home insurance there was further attrition of some partner-branded books.

Net fees and commissions payable increased by 8% to £248 million, whilst other income rose by 7% to £280 million.

Total expenses rose by 1% to £450 million, with direct expenses held flat at £346 million. Staff costs were reduced through productivity improvements, while higher non-staff costs included increased marketing expenditure to support good growth in Continental Europe.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

Net claims rose by 3% or £66 million to £1,962 million. The average UK motor claims cost increased by 5%.

The UK combined operating ratio for the first half, including Manufacturing costs, was 93.8%, against 93.3% in the first half of 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING
	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Staff costs	368	365	722
Other costs	1,021	979	2,036

Total Manufacturing costs - managed basis	1,389	1,344	2,758
Allocated to divisions	(1,389)	(1,344)	(2,758)

	-	-	-

Analysis of Manufacturing costs:
Group Technology	465	461	951
Group Purchasing and Property Operations	443	400	843
Customer Support and other operations	481	483	964

Total Manufacturing costs	1,389	1,344	2,758

Manufacturing’s costs increased by only 3% to £1,389 million as the division benefited from previous investments in efficiency programmes while supporting business growth and maintaining high levels of customer satisfaction. Staff costs were less than 1% higher, at £368 million.

Group Technology costs were less than 1% higher at £465 million, as we achieved significant improvements in efficiency while handling greater business volumes. Group Technology continued to make good progress with the integration of Ulster Bank onto the Group platform.

Group Purchasing and Property Operations costs increased by 11% to £443 million, reflecting the continuation of our branch network improvement programme and ongoing investment in our major operational centres, including Manchester and Glasgow.

Customer Support and other operations costs were slightly lower at £481 million. As in Group Technology, we achieved significant improvements in efficiency while supporting higher business volumes. We dispensed 10% more cash from our ATMs, for example, and processed more than one billion BACS payments, up 7% from the same period of 2005. We also handled 11% more personal deposit accounts and 2% more personal current accounts. At the same time we maintained our focus on meeting our customers’ needs, and our telephony centres continued to achieve market-leading customer satisfaction scores. The implementation of “lean manufacturing” approaches in our operational centres is delivering further improvements and efficiency.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS
	First half	First half		Full year
	2006	2005	*	2005
	£m	£m		£m

Funding costs	366	403		823
Departmental and corporate costs	284	214		563

	650	617		1,386
Allocation of Manufacturing costs	71	67		137

Total central items	721	684		1,523

Total central items increased by 5%, £37 million, to £721 million.

Funding costs were £37 million lower at £366 million, largely due to IFRS related volatility. The Group aims to hedge its economic risks. So as not to distort divisional results, volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function. This, together with the impact of hedge ineffectiveness under IFRS, resulted in a net credit of £31 million in the first half of 2006 compared with a net debit of £21 million in 2005.

Departmental and corporate costs at £284 million were £70 million or 33% higher than 2005. This is principally due to higher pension costs and regulatory projects such as Basel II.

* restated for the adoption of amendment to IAS 39 'The Fair Value Option'.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	First half 2006			First half 2005*
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Treasury and other eligible bills	2,644	56	4.24	3,228	70	4.34
Loans and advances to banks	24,917	461	3.70	23,823	429	3.60
Loans and advances to customers	350,852	10,603	6.04	301,656	8,811	5.84
Debt securities	34,250	785	4.58	35,604	754	4.24

Interest-earning assets - banking business	412,663	11,905	5.77	364,311	10,064	5.52

Trading business	190,356			159,933
Non-interest-earning assets	205,046			178,289

Total assets	808,065			702,533

Liabilities
Deposits by banks	66,234	1,242	3.75	58,901	934	3.17
Customer accounts	249,928	4,184	3.35	217,150	3,142	2.89
Debt securities in issue	69,860	1,551	4.44	59,230	1,074	3.63
Subordinated liabilities	26,104	651	4.99	26,935	644	4.78
Internal funding of trading business	(47,355)	(917)	3.87	(37,151)	(516)	2.78

Interest-bearing liabilities - banking business	364,771	6,711	3.68	325,065	5,278	3.25

Trading business	191,913			159,883
Non-interest-bearing liabilities
- demand deposits	29,370			29,090
- other liabilities	186,056			156,647
Shareholders’ equity	35,955			31,848

Total liabilities	808,065			702,533

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

2.	Interest-earning assets and interest-bearing liabilities include the Retail bancassurance long-term assets and liabilities attributable to policyholders.

3.	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss. Interest-earning assets and interest-bearing liabilities do not include the related balances.

*	restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS
	First half	First half*
	2006	2005
Average rate	%	%

The Group's base rate	4.50	4.75
London inter-bank three month offered rates:
- Sterling	4.64	4.91
- Eurodollar	4.99	3.06
- Euro	2.75	2.13

	First half	First half
	2006	2005
Yields, spreads and margins of the banking business:	%	%

Gross yield on interest-earning assets of banking business	5.77	5.52
Cost of interest-bearing liabilities of banking business	(3.68)	(3.25)

Interest spread of banking business	2.09	2.27
Benefit from interest-free funds	0.43	0.36

Net interest margin of banking business	2.52	2.63

*	restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)
	First half		First half	*	Full year
	2006		2005		2005
	£m		£m		£m

Interest receivable	11,905		10,064		21,331
Interest payable	6,711		5,278		11,413

Net interest income	5,194		4,786		9,918

Fees and commissions receivable	3,543		3,262		6,750
Fees and commissions payable	(985)		(909)		(1,841)
Income from trading activities	1,453		1,222		2,343
Other operating income (excluding insurance premium income)	1,457		1,264		2,953
Insurance premium income	3,112		2,956		6,076
Reinsurers’ share	(132)		(127)		(297)

Non-interest income	8,448		7,668		15,984

Total income	13,642		12,454		25,902

Staff costs	3,233		2,872		5,992
Premises and equipment	668		643		1,313
Other administrative expenses	1,286		1,362		2,816
Depreciation and amortisation	853		931		1,825

Operating expenses**	6,040		5,808		11,946

Profit before other operating charges and impairment losses	7,602		6,646		13,956
Insurance claims	2,244		2,162		4,413
Reinsurers’ share	(40)		(40)		(100)
Impairment losses	887		847		1,707

Operating profit before tax	4,511		3,677		7,936
Tax	1,387		1,092		2,378

Profit for the period	3,124		2,585		5,558
Minority interests	55		34		57
Preference dividends	91		25		109

Profit attributable to ordinary shareholders	2,978		2,526		5,392

Basic earnings per ordinary share (Note 4)	93.1	p	79.5	p	169.4	p

Diluted earnings per ordinary share (Note 4)	92.5	p	79.0	p	168.3	p

* restated for the adoption of amendment to IAS 39 'The Fair Value Option'

** Operating expenses include:	£m		£m		£m
Integration costs:
Administrative expenses	41		137		318
Depreciation and amortisation	2		144		140

	43		281		458
Amortisation of purchased intangible assets	49		42		97

	92		323		555

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2006 (unaudited)
	30 June	31 December	30 June	**
	2006	2005	2005
	£m	£m	£m
Assets
Cash and balances at central banks	3,760	4,759	3,419
Treasury and other eligible bills	6,499	5,538	7,783
Loans and advances to banks	74,887	70,587	62,164
Loans and advances to customers	431,296	417,226	406,058
Debt securities	129,389	120,965	106,412
Equity shares	12,919	9,301	6,857
Intangible assets	19,380	19,932	19,722
Property, plant and equipment	18,311	18,053	17,369
Settlement balances	14,789	6,005	12,853
Derivatives	117,897	95,663	107,475
Prepayments, accrued income and other assets	10,212	8,798	7,802

Total assets	839,339	776,827	757,914

Liabilities
Deposits by banks	118,617	110,407	108,126
Customer accounts	368,601	342,867	330,160
Debt securities in issue	85,823	90,420	76,555
Settlement balances and short positions	48,832	43,988	49,550
Derivatives	119,757	96,438	106,703
Accruals, deferred income and other liabilities	14,818	14,247	12,805
Retirement benefit liabilities	3,742	3,735	2,951
Deferred taxation liabilities	2,294	1,695	1,843
Insurance liabilities	7,442	7,212	6,819
Subordinated liabilities	27,852	28,274	28,216

Total liabilities	797,778	739,283	723,728
Equity:

Minority interests	4,186	2,109	907
Shareholders’ equity*
Called up share capital	825	826	823
Reserves	36,550	34,609	32,456

Total equity	41,561	37,544	34,186

Total liabilities and equity	839,339	776,827	757,914

*Shareholders’ equity attributable to:
Ordinary shareholders	34,016	32,426	30,573
Preference shareholders	3,359	3,009	2,706

	37,375	35,435	33,279

** restated for the adoption of amendment to IAS 39 'The Fair Value Option'

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)
	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m
Available-for-sale investments
Net valuation gains taken direct to equity	3,187	343	35
Net profit taken to income on sales	(81)	(142)	(582)

Cash flow hedges
Net gains/(losses) taken direct to equity	145	(134)	(67)

Exchange differences on translation of foreign operations	(869)	478	842
Actuarial losses on defined benefit plans	-	-	(799)

Income/(expense) before tax on items recognised direct in equity	2,382	545	(571)
Tax on items recognised direct in equity	(454)	(20)	478

Net income/(expense) recognised direct in equity	1,928	525	(93)
Profit for the period	3,124	2,585	5,558

Total recognised income and expense for the period	5,052	3,110	5,465

Attributable to:
Equity holders of the parent	3,462	3,076	5,355
Minority interests	1,590	34	110

	5,052	3,110	5,465

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)
	First half	First half *	Full year
	2006	2005	2005
	£m	£m	£m
Operating activities
Operating profit before tax	4,511	3,677	7,936

Adjustments for:
Depreciation and amortisation	853	931	1,825
Interest on subordinated liabilities	651	643	1,271
Charge for defined benefit pension schemes	267	218	462
Cash contribution to defined benefit pension schemes	(257)	(199)	(452)
Other non-cash items	1,188	(1,159)	(4,472)

Net cash inflow from trading activities	7,213	4,111	6,570
Changes in operating assets and liabilities	(1,893)	(207)	(519)

Net cash flows from operating activities before tax	5,320	3,904	6,051
Income taxes paid	(943)	(751)	(1,911)

Net cash flows from operating activities	4,377	3,153	4,140

Investing activities
Sale and maturity of securities	14,729	19,542	39,472
Purchase of securities	(11,911)	(21,823)	(39,196)
Sale of property, plant and equipment	808	1,499	2,220
Purchase of property, plant and equipment	(1,936)	(2,493)	(4,812)
Net investment in business interests and intangible assets	(108)	(86)	(296)

Net cash flows from investing activities	1,582	(3,361)	(2,612)

Financing activities
Issue of ordinary shares	98	89	163
Issue of equity preference shares	350	1,343	1,649
Issue of subordinated liabilities	1,990	723	1,234
Proceeds of minority interests issued	528	124	1,264
Redemption of minority interests	-	(2)	(121)
Redemption of ordinary shares	(201)	-	-
Repayments of subordinated liabilities	(962)	(1,155)	(1,553)
Dividends paid	(1,831)	(1,293)	(2,007)
Interest on subordinated liabilities	(678)	(687)	(1,332)

Net cash flows from financing activities	(706)	(858)	(703)

Effects of exchange rate changes on cash and cash equivalents	(1,354)	465	1,703

Net increase/(decrease) in cash and cash equivalents	3,899	(601)	2,528
Cash and cash equivalents at beginning of period	52,549	50,021	50,021

Cash and cash equivalents at end of period	56,448	49,420	52,549

*	restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Basis of preparation
There have been no changes to the Group’s principal accounting policies as set out on pages 88 to 94 of the 2005 Annual Report on Form 20-F, as amended (the "2005 Form 20-F/A”). These accounting policies have been consistently applied in the preparation of these interim consolidated financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of the Group’s interim consolidated financial statements have been made.

These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2005 included in the 2005 Form 20-F/A.

2.	Recent accounting developments

IFRS 7 ‘Financial Instruments: Disclosures’ and an amendment to ‘Capital Disclosures’ to IAS 1, issued in August 2005, effective for accounting periods beginning on or after 1 January 2007. Earlier application is encouraged. The Group will be adopting these new or revised disclosures in 2007.

The Group is considering the implications, if any, of the following International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations issued during 2005 which apply to accounting periods beginning on or after 1 January 2007, except IFRIC 11, which applies to accounting periods beginning on or after 1 March 2007:

Interpretation 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
Interpretation 8 – Scope of IFRS 2
Interpretation 9 – Reassessment of Embedded Derivatives
Interpretation 10 – Interim Financial Reporting and Impairment
Interpretation 11 – IFRS 2 – Group and Treasury Share Transactions

3.	Loan impairment provisions
Operating profit is stated after charging loan impairment losses of £889 million (first half 2005 - £842 million; full year 2005 - £1,703 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2006 from £3,887 million to £4,038 million, and the movements thereon were:

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

At beginning of period	3,887	4,145	4,145
Currency translation and other adjustments	(34)	24	51
Amounts written-off	(737)	(905)	(2,040)
Recoveries of amounts previously written-off	96	84	172
Charge to the income statement	889	842	1,703
Unwind of discount	(63)	(74)	(144)

At end of period	4,038	4,116	3,887

	The provision at 30 June 2006 includes provision against loans and advances to banks of £3 million (31 December 2005 - £3 million; 30 June 2005 - £5 million).

4.	Taxation
		First half	First half	*	Full year
		2006	2005		2005
		£m	£m		£m
	Tax on profit before intangibles amortisation and integration
	costs	1,415	1,194		2,486
	Tax relief on intangibles amortisation, integration costs and
	net gain on sale of strategic investments and subsidiaries	(28)	(102)		(108)

		1,387	1,092		2,378

	Overseas tax included above	615	433		946

The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half	First half *	Full year
	2006	2005	2005
	£m	£m	£m

Profit before tax	4,511	3,677	7,936

Expected tax charge	1,353	1,103	2,381
Non-deductible items	113	89	309
Non-taxable items	(44)	(61)	(166)
Foreign profits taxed at other rates	33	51	77
Other	(68)	(90)	(223)

Actual tax charge	1,387	1,092	2,378

* restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

5.	Earnings per share
	Earnings per share have been calculated based on the following:
		First half		First half	*	Full year
		2006		2005		2005
		£m		£m		£m
	Earnings
	Profit attributable to ordinary shareholders	2,978		2,526		5,392
	Add back finance cost on dilutive convertible securities	33		40		65

	Diluted earnings attributable to ordinary shareholders	3,011		2,566		5,457

		Number of shares – millions
	Weighted average number of ordinary shares
	In issue during the period	3,197		3,177		3,183
	Effect of dilutive share options and convertible securities	58		72		60

	Diluted weighted average number of ordinary shares in issue
	during the period	3,255		3,249		3,243

	Basic earnings per share	93.1	p	79.5	p	169.4	p

	Diluted earnings per share	92.5	p	79.0	p	168.3	p

	* restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

6.	Intangible assets
			Core	Other	Internally
			deposit	purchased	generated
		Goodwill	intangibles	intangibles	software	Total
		£m	£m	£m	£m	£m
	Cost:
	At 1 January 2006	18,823	299	325	2,294	21,741
	Currency translation and other
	adjustments	(493)	(18)	(33)	-	(544)
	Additions	-	-	10	185	195
	Disposals and write-off of fully
	amortised assets	(7)	-	(23)	(1)	(31)

	At 30 June 2006	18,323	281	279	2,478	21,361

	Accumulated amortisation and
	impairment:
	At 1 January 2006	-	85	64	1,660	1,809
	Currency translation and other
	adjustments	-	(6)	(5)	-	(11)
	Disposals and write-off of fully
	amortised assets	-	-	-	(1)	(1)
	Charge for the period	-	29	20	135	184

	At 30 June 2006	-	108	79	1,794	1,981

	Net book value at 30 June 2006	18,323	173	200	684	19,380

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

6.	Intangible assets (continued)
The weighted average amortisation period of purchased intangible assets other than goodwill, subject to amortisation, are:

	Core deposit intangibles	6 years
	Other purchased intangibles	7 years

The amortisation expense for purchased intangible assets for each of the next five years is currently estimated to be:

		£m

	2006 - remaining period	49
	2007	113
	2008	113
	2009	67
	2010	20

7.	Segmental analysis
	The revenues for each division in the table below are gross of intra-group transactions.

	First half 2006			First half 2005			Full year 2005

		Inter			Inter			Inter
	External	Segment	Total	External	Segment	Total	External	Segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking &
Markets	5,442	3,125	8,567	4,006	2,053	6,059	8,465	3,623	12,088
UK Corporate
Banking	2,799	13	2,812	2,902	25	2,927	6,169	101	6,270
Retail Markets
- Retail Banking	3,631	640	4,271	3,507	627	4,134	7,097	1,333	8,430
- Direct Channels	1,944	84	2,028	1,793	82	1,875	3,751	183	3,934
- Wealth Management	558	694	1,252	461	535	996	870	1,129	1,999
Ulster Bank	1,059	67	1,126	784	40	824	1,638	150	1,788
Citizens	2,896	1	2,897	2,239	-	2,239	4,878	4	4,882
RBS Insurance	3,126	24	3,150	3,042	22	3,064	6,194	67	6,261
Manufacturing	15	3	18	34	4	38	54	6	60
Central items	-	3,449	3,449	-	2,533	2,533	4	5,161	5,165
Elimination of intra-
group transactions	-	(8,100)	(8,100)	-	(5,921)	(5,921)	-	(11,757)	(11,757)

	21,470	-	21,470	18,768	-	18,768	39,120	-	39,120
Disposal of strategic
investments and
subsidiaries	-	-	-	-	-	-	333	-	333

	21,470	-	21,470	18,768	-	18,768	39,453	-	39,453

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

7.	Segmental analysis (continued)
		First half	First half		Full year
		2006	2005		2005
	Operating profit before tax	£m	£m		£m

	Global Banking & Markets	1,812	1,456		3,033
	UK Corporate Banking	907	798		1,633
	Retail Markets
	- Retail Banking	864	842		1,704
	- Direct Channels	219	211		515
	- Wealth Management	179	141		272
	Total Retail Markets	1,262	1,194		2,491
	Ulster Bank	182	152		323
	Citizens	812	750		1,575
	RBS Insurance	349	334		719
	Manufacturing	-	-		-
	Central items	(721)	(684)		(1,523)

		4,603	4,000		8,251
	Amortisation of purchased intangible assets	(49)	(42)		(97)
	Integration costs	(43)	(281)		(458)
	Net gain on sale of strategic investments and subsidiaries	-	-		240

		4,511	3,677		7,936

	Contribution	£m	£m		£m

	Global Banking & Markets	1,882	1,523		3,171
	UK Corporate Banking	1,115	1,000		2,047
	Retail Markets

	- Retail Banking	1,488	1,447		2,945
	- Direct Channels	358	345		791
	- Wealth Management	248	208		410

	Total Retail Markets	2,094	2,000		4,146
	Ulster Bank	286	253		530
	Citizens	812	750		1,575
	RBS Insurance	453	435		926
	Manufacturing	(1,389)	(1,344)		(2,758)
	Central items	(650)	(617	) *	(1,386)

		4,603	4,000	*	8,251
	Amortisation of purchased intangible assets	(49)	(42)		(97)
	Integration costs	(43)	(281)		(458)
	Net gain on sale of strategic investments and subsidiaries	-	-		240

		4,511	3,677	*	7,936

	* restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

Goodwill
	Global	UK
	Banking &	Corporate	Retail	Ulster		RBS
	Markets	Banking	Markets	Bank	Citizens	Insurance	Centre	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2006	31	55	400	414	7,444	1,064	9,415	18,823
Currency translation
and other adjustments	1	-	1	3	(500)	2	-	(493)
Disposals	-	-	-	-	(7)	-	-	(7)

At 30 June 2006	32	55	401	417	6,937	1,066	9,415	18,323

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

8.	Dividend
During the period a dividend of 53.1p per ordinary share (2005 – 41.2p) in respect of the final dividend for 2005 was paid to ordinary shareholders, making 72.5p per ordinary share for the year as a whole. In line with our usual policy the directors have declared an interim dividend for 2006 representing one third of 2005’s total dividend. This interim dividend of 24.2p per ordinary share was paid on 6 October 2006 to shareholders registered on 18 August 2006.

9.	Analysis of repurchase agreements
	30 June	31 December	30 June
	2006	2005	2005
	£m	£m	£m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	41,159	41,804	31,294
Loans and advances to customers	45,813	48,887	54,792

Repurchase agreements and stock lending
Deposits by banks	59,531	47,905	41,316
Customer accounts	56,915	48,754	50,520

10.	Litigation
Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group's consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

11.	Analysis of consolidated equity
		First half	First half	Full year
		2006	2005	2005
		£m	£m	£m
	Called-up share capital
	At beginning of period	826	822	822
	Implementation of IAS 32 on 1 January 2005	-	(2)	(2)
	Shares issued during the period	2	3	6
	Shares redeemed during the period	(3)	-	-

	At end of period	825	823	826

	Share premium account
	At beginning of period	11,777	12,964	12,964
	Implementation of IAS 32 on 1 January 2005	-	(3,159)	(3,159)
	Shares issued during the period	446	1,494	1,972
	Redemption of preference shares classified as debt	271	-	-
	Other movements	-	4	-

	At end of period	12,494	11,303	11,777

	Merger reserve
	At beginning and end of period	10,881	10,881	10,881

	Available-for-sale reserves
	At beginning of period	(73)
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	289	289
	Net change	2,703	141	(362)
	Attributable to minority interests	(1,712)	-	-

	At end of period	918	430	(73)

	Cash flow hedging reserve
	At beginning of period	59
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	67	67
	Net change	78	(94)	(8)

	At end of period	137	(27)	59

	Foreign exchange reserve
	At beginning of period	469	(320)	(320)
	Retranslation of net assets, net of related hedges	(676)	478	789

	At end of period	(207)	158	469

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

11.	Analysis of consolidated equity (continued)
		First half	First half	Full year
		2006	2005	2005
		£m	£m	£m
	Other reserves
	At beginning of period	150	150	150
	Shares redeemed during the period	3	-	-
	Movement in own shares held	1	-	-

	At end of period	154	150	150

	Retained earnings*
	At beginning of period	11,346	9,408	9,408
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	(1,078)	(1,078)
	Profit attributable to ordinary and equity preference shareholders	3,069	2,551 *	5,501
	Ordinary dividends paid	(1,699)	(1,310)	(1,927)
	Equity preference dividends paid	(91)	(25)	(109)
	Redemption of ordinary shares	(201)	-	-
	Redemption of preference shares classified as debt	(271)	-	-
	Actuarial losses recognised in post-retirement benefit schemes,
	net of tax	-	-	(561)
	Share-based payments	20	15	112

	At end of period	12,173	9,561	11,346

	Shareholders’ equity at end of period	37,375	33,279	35,435

	Minority interests
	At beginning of period	2,109	3,492	3,492
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	(2,541)	(2,541)
	Currency translation adjustments and other movements	(177)	-	53
	Profit for the period	55	34	57
	Dividends paid	(41)	(23)	(95)
	Net movement in available-for-sale reserves	1,712	-	-
	Equity raised	528	69	1,264
	Equity withdrawn	-	(124)	(121)

	At end of period	4,186	907	2,109

	Total equity at end of period	41,561	34,186	37,544

	* restated for the adoption of amendment to IAS 39 'The Fair Value Option'

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

12. Contingent liabilities, commitments and contractual cash obligations

					31 December	30 June
30 June 2006					2005	2005

More than
	More than	3 years
	1 year but	but less
Less than	less than	than	Over
1 year	3 years	5 years	5 years	Total	Total	Total
£m	£m	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets
pledged as collateral
security	6,349	2,005	2,198	2,683	13,235	12,253	11,710
Other contingent liabilities	2,534	831	1,005	2,203	6,573	6,394	5,671

Total	8,883	2,836	3,203	4,886	19,808	18,647	17,381

Commitments
Undrawn formal standby
facilities, credit lines and
other commitments to lend	143,556	19,419	31,616	24,800	219,391	203,021	201,886
Other commitments	1,463	997	216	179	2,855	3,529	3,398

Total	145,019	20,416	31,832	24,979	222,246	206,550	205,284

Contractual cash
obligations
Dated loan capital	542	1,039	2,793	9,107	13,481	12,977	13,291
Operating and finance
leases	344	625	537	1,894	3,400	3,113	3,953
Unconditional obligations
to purchase goods or
services	631	385	118	-	1,135	1,285	1,268

Total	1,517	2,049	3,448	11,001	18,016	17,375	18,512

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13. Significant differences between IFRS and US generally accepted accounting principles (US GAAP)
The consolidated financial statements of the Group are prepared in accordance with IFRS issued and extant at 30 June 2006 that differ in certain significant respects from US GAAP. The significant differences that affect the Group are summarised below in two separate sections.

Section (i) covers ongoing significant differences between US GAAP and IFRS.

Section (ii) summarises those areas where, though the recognition and measurement principles in US GAAP and IFRS are the same, adjustments to IFRS amounts are required due to differing implementation dates for the Group.

(i) Ongoing GAAP differences

IFRS	US GAAP
(a) Acquisition accounting
All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.
(b) Property revaluation and depreciation

Prior to the implementation of IFRS, the Group annually revalued freehold and leasehold properties occupied for its own use, as permitted by previous GAAP. On transition to IFRS, as permitted by IFRS 1, valuations of these properties at 31 December 2003 were deemed to be their cost.

Freehold and long leasehold property occupied for the Group’s use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years.

Investment properties are carried at fair value; changes in fair value are included in the income statement.

Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.
(c) Leasehold property provisions
Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(d) Loan origination
Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13. Significant differences between IFRS and US GAAP (continued)

(i) Ongoing GAAP differences (continued)

IFRS	US GAAP
(e) Pension costs
Pension assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.	US GAAP requires a similar method but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. An additional minimum liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension cost or has an accrued liability that is less than the unfunded accumulated benefit obligation. Movements in the additional minimum liability, together with the related deferred tax, are recognised in a separate component of equity.
(f) Sale and leaseback transactions
If a sale and leaseback transaction results in an operating lease and it is clear that the transaction is established at fair value, any profit is recognised immediately.

If a sale and leaseback transaction results in an operating lease, any profit on the sale is amortised in proportion to the related gross rental charged to expense over the lease term unless;

(a) the seller-lessee relinquishes the right to substantially all the remaining use of the property sold in which case the sale and leaseback is accounted for as separate transactions; or

(b) the seller-lessee retains more than a minor part but less than substantially all of the use of the property through the leaseback in which case the profit on sale in excess of the present value of minimum lease payments is recognised at the date of sale.

(g) Long-term assurance business
IFRS requires bancassurance contracts to be analysed between insurance and investment contracts. Investment contracts are accounted as financial instruments. Insurance contracts are accounted for using an embedded value methodology: the shareholders’ interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities.

US GAAP also requires bancassurance contracts to be classified either as insurance or investment contracts; however US GAAP does not permit embedded value reporting.

US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.

(h) Financial instruments
Financial assets designated as fair value through profit or loss
Under IFRS, a financial asset can be designated as at fair value through profit or loss on initial recognition.	Such designation is not allowed under US GAAP.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13. Significant differences between IFRS and US GAAP (continued)

(i) Ongoing GAAP differences (continued)

IFRS	US GAAP
(h) Financial instruments (continued)
Debt securities classified as loans and receivables
Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.	Under US GAAP, these debt securities areclassified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.
Available-for-sale securities
Under IAS 39 financial assets classified as available-for-sale may take any legal form. Fair values represent, where available, quoted prices in an active market.

Under US GAAP, only debt and readily marketable equity securities can be classified as available-for-sale. (Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.)

US GAAP prohibits fair value accounting for shares with restrictions beyond a year.

Foreign exchange gains and losses on monetary available-for-sale financial assets
For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.	Such differences are included with other unrealised gains and losses and reported in a separate component of equity.
Loans classified as held-for-trading
Under IAS 39, loans classified as held-for-trading are carried at fair value	Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except for those held by the Group’s broker-dealer which are recorded at fair value.
Financial liabilities
All financial liabilities held-for-trading are classified as such and carried at fair value with changes in fair value recognised in net income. A financial liability may be designated as at fair value through profit or loss.	Only financial liabilities that are derivatives and short positions are carried at fair value with changes in fair value recognised in earnings.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13. Significant differences between IFRS and US GAAP (continued)

(i) Ongoing GAAP differences (continued)

(i) Derivatives and hedging activities
Gains and losses arising from changes in fairvalue of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.	US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes. All derivatives are measured at fair value with changes in fair value recognised in net income.
(j) Liabilities and equity
The Group classifies a financial instrument that itissues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if there is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities.	Under US GAAP, preference shares issued by the Group are classified as equity as they are perpetual and redeemable at the option of the Group.
(k) Consolidation
All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the Group and the SPE indicates that it is controlled by the Group.	US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb the majority of the VIE's expected losses, receive a majority of expected residual returns, or both.
(l) Offset arrangements

A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting arrangements do not generally provide a basis for offsetting.

Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

This GAAP difference has no effect on net income or shareholders’ equity.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13. Significant differences between IFRS and US GAAP (continued)

(ii) Implementation timing differences

IFRS	US GAAP
(a) Intangible assets

Purchased goodwill
Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

There was no restatement of previous acquisitions in 1998. In 2004 no amortisation was written back.

Other intangibles
Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. Thereafter intangibles have been recognised if they are separable or arise from contractual or other legal rights. All intangibles are amortised over their useful economic lives.

US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy. During 2005, the Group changed the date for performing its annual goodwill impairment test from 1 January to 30 September for certain of its reporting units in order to conform to the date selected by the Group upon adoption of IFRS.
For US GAAP purposes, the Group recognised intangible assets separately from goodwill from 1 July 2001. This has resulted in the recognition of additional intangible assets and consequently higher amortisation charge under US GAAP.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP (continued)

Recent developments in US GAAP
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No.48 'Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109' which clarifies the accounting for uncertainty in taxes and addresses the recognition and measurement of tax positions taken or expected to be taken. This Interpretation is effective from 1 January 2007 for the Group.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157 'Fair Value Measurements'. SFAS 157 establishes a framework for fair value measurement and prescribes extended disclosures. SFAS 157 does not extend the scope of fair value measurement in financial statements. The statement is effective from 1 January 2008 for the Group and would be applied prospectively except in relation to the following financial instruments:

  trades in an active market held by a broker-dealer or investment company within the scope of AICPA Audit and Accounting Guides, where blockage factors were used to determine fair value previously instruments where initial recognition at fair value was determined using transaction price in accordance with guidance in footnote in EITF 02-03 hybrid instruments measured at fair value at initial recognition at transaction price in accordance with SFAS 133 and SFAS 155 previously

In September 2006, the FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and other Post-retirement Plans’ - an amendment of SFAS 87, 88, 106 and 132R. SFAS 158 requires an employer to:

a)	recognise the funding status of a plan in the balance sheet
b)	measure plan's assets and obligations at the balance sheet date and
c)	recognise changes in funded status of a defined benefit plan in the year in which the change occurs.

The standard is effective for the Group’s 2006 year end accounts.

The Group is evaluating the implications of the above standards and interpretation and SFAS 155 and SFAS 156, discussed in the 2005 Form 20-F/A, on the Group’s US GAAP reporting.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP (continued)

Selected figures in accordance with US GAAP
The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity, which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

	Consolidated statement of income (unaudited)
		First half	First half	Full year
		2006	2005	2005
		£m	£m	£m

	Profit attributable to ordinary shareholders - IFRS	2,978	2,526 *	5,392
	Property revaluation and depreciation	(68)	(26)	(90)
	Leasehold property provisions	7	(12)	(26)
	Loan origination	65	25	55
	Pension costs	(168)	(169)	(363)
	Sale and leaseback transactions	(28)	-	-
	Long-term assurance business	(11)	(6)	10
	Financial instruments	(46)	(37)*	(556)
	Derivatives and hedging	(398)	262	(119)
	Intangible assets – implementation timing difference	(32)	(34)	(66)
	Other	67	19	15
	Taxation on above adjustments	161	(8)*	223

	Net income available for ordinary shareholders – US GAAP	2,527	2,540	4,475

	Consolidated shareholders’ equity (unaudited)
		30 June	31 December	30 June
		2006	2005	2005
		£m	£m	£m

	Shareholders’ equity - IFRS	37,375	35,435	33,279 *
	Acquisition accounting	503	517	517
	Property revaluation and depreciation	(471)	(403)	(227)
	Leasehold property provisions	45	38	52
	Loan origination	679	614	584
	Pensions costs	(23)	145	46
	Sale and leaseback transactions	(28)	-	-
	Long-term assurance business	(58)	(47)	(134)
	Financial instruments	(2,357)	(259)	23 *
	Derivatives and hedging	(273)	260	578
	Liabilities and equity	1,959	2,298	2,572
	Intangible assets – implementation timing difference	1,760	1,919	1,976
	Other	(77)	-	28
	Taxation on above adjustments	527	(288)	(260)*

	Shareholders’ equity – US GAAP	39,561	40,229	39,034

	Total assets under US GAAP of £738.2 billion (31 December 2005 - £700.4 billion; 30 June 2005 -£665.5 billion) compared with total assets under IFRS of £839.3 billion (31 December 2005 - £776.8 billion; 30 June 2005 - £757.9 billion) primarily reflect the effect of certain arrangements that can be netted under US GAAP together with the effects of adjustments made to shareholders' equity.

	* restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

13.	Significant differences between IFRS and US GAAP (continued)

Selected figures in accordance with US GAAP (continued)

Earnings per share
Basic and diluted earnings per share ("EPS") under US GAAP differ from IFRS only to the extent that the income calculated under US GAAP differs from that under IFRS.

	First half 2006			First half 2005			Full year 2005

			Per			Per			Per
		No. of	share		No. of	share		No. of	share
	Income	shares	amount	Income	shares	amount	Income	shares	amount
	£m	million	pence	£m	million	pence	£m	million	pence

Basic EPS	2,527	3,197	79.0	2,540	3,177	79.9	4,475	3,183	140.6
Dilutive effect of share
options outstanding	33	58	(0.4)	40	72	(0.5)	65	60	(0.6)

Diluted EPS	2,560	3,255	78.6	2,580	3,249	79.4	4,540	3,243	140.0

	Pension costs
		First half	First half	Full year
		2006	2005	2005
		£m	£m	£m

	Service cost	255	210	457
	Interest cost	456	428	860
	Expected return on plan assets	(506)	(459)	(932)
	Amortisation of net loss	186	182	364
	Amortisation of prior service cost	-	1	4
	Amortisation of net transition asset	-	(3)	(6)

	Net periodic pension cost	391	359	747

	In the six months to 30 June 2006, contributions of £217 million were made to the Group's main pension scheme and the Group presently anticipates a further contribution of £208 million to fund the main scheme in 2006.

14.	Statutory accounts
	Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES
	First half	First half *	Full year
	2006	2005	2005
Non-interest income	£m	£m	£m

Fees and commissions receivable	3,543	3,262	6,750
Fees and commissions payable
- banking	(733)	(678)	(1,378)
- insurance related	(252)	(231)	(463)

Net fees and commissions	2,558	2,353	4,909

Foreign exchange	286	264	683
Securities	680	574	1,062
Interest rate derivatives	487	384	598

Income from trading activities	1,453	1,222	2,343

Rental income (gross, excluding funding costs)	884	810	1,688
Net gains on available-for-sale securities	148	214	347
Dividend income	47	54	108
Profit on sale of properties	102	41	91
Net gains on financial assets and liabilities designated as at
fair value through profit or loss (excluding bancassurance)	29	(45)	61
Other income	247	190	658

Other operating income	1,457	1,264	2,953

Non-interest income (excluding insurance premiums)	5,468	4,839	10,205

Insurance net premium income	2,980	2,829	5,779

Total non-interest income	8,448	7,668	15,984

Staff costs
- wages, salaries and other staff costs	2,740	2,450	5,128
- social security costs	203	178	354
- pension costs	290	244	510
Premises and equipment	668	643	1,313
Other	1,286	1,362	2,816

Administrative expenses	5,187	4,877	10,121
Depreciation and amortisation
- operating lease depreciation	403	389	805
- other depreciation and amortisation	450	542	1,020

	6,040	5,808	11,946

General insurance	1,958	1,889	3,815
Bancassurance	246	233	498

Insurance net claims	2,204	2,122	4,313

Loan impairment losses	889	842	1,703
Impairment losses against available-for-sale securities	(2)	5	4

Impairment losses	887	847	1,707

*	restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS
	30 June	31 December	30 June
	2006	2005	2005
	£m	£m	£m
Capital base
Ordinary shareholders’ funds and minority interests less
intangibles	19,232	18,196	14,667
Preference shares and tax deductible securities	9,892	10,022	9,353

Tier 1 capital	29,124	28,218	24,020
Tier 2 capital	26,674	22,437	23,054

	55,798	50,655	47,074
Less: Supervisory deductions	(10,111)	(7,282)	(5,356)

	45,687	43,373	41,718

Risk-weighted assets
Banking book
- on-balance sheet	313,800	303,300	294,300
- off-balance sheet	52,800	51,500	51,400
Trading book	18,900	16,200	20,200

	385,500	371,000	365,900

Risk asset ratio
- tier 1	7.6%	7.6%	6.6%
- total	11.9%	11.7%	11.4%

Composition of capital
Tier 1
Shareholders’ funds	37,375	35,435	33,279
Minority interests	4,186	2,109	907
Innovative tier 1 securities and preference shares	5,148	5,746	5,592
Unrealised gains in available-for-sale equity securities	(3,106)	(130)	(294)
Goodwill and other intangible assets	(19,380)	(19,932)	(19,722)
Regulatory and other adjustments	4,901	4,990	4,258

Total qualifying tier 1 capital	29,124	28,218	24,020

Tier 2
Unrealised gains in available-for-sale equity securities	3,106	130	294
Collective impairment losses, net of taxes	2,361	2,169	2,391
Qualifying subordinated liabilities	26,313	25,806	25,885
Less: innovative tier 1 securities and preference shares	(5,148)	(5,746)	(5,592)
Minority and other interests in tier 2 capital	42	78	76

Total qualifying tier 2 capital	26,674	22,437	23,054

Supervisory deductions
Unconsolidated investments	3,617	3,958	3,777
Investments in other banks	4,594	1,789	911
Other deductions	1,900	1,535	668

	10,111	7,282	5,356

Total regulatory capital	45,687	43,373	41,718

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers
The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	30 June	31 December	30 June
	2006	2005	2005
	£m	£m	£m

Central and local government	3,093	3,340	3,959
Finance	27,796	27,091	29,564
Individuals – home	66,800	65,286	62,818
Individuals – other	27,658	26,323	26,364
Other commercial and industrial comprising:
- Manufacturing	10,966	11,615	10,718
- Construction	7,574	7,274	7,358
- Service industries and business activities	42,905	40,687	40,250
- Agriculture, forestry and fishing	2,638	2,645	2,565
- Property	35,994	32,899	30,179
Finance leases and instalment credit	14,139	13,909	13,420
Interest accruals	1,155	1,250	1,184

	240,718	232,319	228,379
Overseas residents	57,380	52,234	50,094

Total UK offices	298,098	284,553	278,473

Overseas
US	86,769	90,606	92,815
Rest of the World	50,464	45,951	38,881

Total Overseas offices	137,233	136,557	131,696

Loans and advances to customers – gross	435,331	421,110	410,169
Loan impairment provisions	(4,035)	(3,884)	(4,111)

Total loans and advances to customers	431,296	417,226	406,058

Reverse repurchase agreements included in the analysis above:

Central and local government	-	1,011	566
Finance	18,717	18,604	19,473

	18,717	19,615	20,039
Overseas residents	14,654	14,237	13,465

Total UK offices	33,371	33,852	33,504
US	12,298	14,994	21,072
Rest of the World	144	41	216

Total	45,813	48,887	54,792

Loans and advances to customers excluding reverse
repurchase agreements - net	385,483	368,339	351,266

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending
The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

	30 June	31 December	30 June
	2006	2005	2005
	£m	£m	£m
Loans accounted for on a non-accrual basis (2):
- Domestic	5,461	4,977	4,704
- Foreign	809	949	1,016

	6,270	5,926	5,720

Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
- Domestic	7	2	8
- Foreign	30	7	50

	37	9	58

Loans not included above which are ‘troubled debt
restructurings’ as defined by the SEC:
- Domestic	1	2	2
- Foreign	-	-	-

	1	2	2

Total risk elements in lending	6,308	5,937	5,780

Potential problem loans (4)
- Domestic	86	14	13
- Foreign	1	5	-

	87	19	13

Closing provisions for impairment as a % of
total risk elements in lending and potential problem loans	63%	65%	71%

Risk elements in lending as a % of gross lending to
customers excluding reverse repos	1.62%	1.60%	1.63%

Risk elements in lending and potential problem loans as a % of
gross lending to customers excluding reverse repos	1.64%	1.60%	1.63%

1)	For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2)	All loans against which an impairment provision is held are reported in the non-accrual category.
3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for over collateralised non-revolving credit facilities.
4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

RISK INFORMATION

Market risk
The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk (VaR) limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the VaR for the Group, which assumes a 95% confidence level and a one-day time horizon. The VaR for the Group’s trading portfolios is segregated by type of market risk exposure, including idiosyncratic risk.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR
Interest rate	8.9	9.0	15.0	5.7
Credit spread	12.5	13.4	14.1	10.4
Currency	2.0	2.4	3.3	1.0
Equity and commodity	1.2	1.3	4.3	0.6
Diversification effects		(11.6)

30 June 2006	13.1	14.5	16.2	10.4

31 December 2005	13.0	12.8	16.5	9.9

30 June 2005	13.2	13.8	16.1	9.9

Treasury VaR

30 June 2006	3.3	2.7	4.4	2.5

31 December 2005	4.0	3.5	5.8	2.8

30 June 2005	4.3	3.8	5.8	3.5

Non-trading interest rate VaR (including Treasury)
30 June 2006	88.2	95.7	98.7	77.8

31 December 2005	65.5	81.5	104.2	10.8

30 June 2005	58.4	10.8	75.9	10.8

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

  Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.
  VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
  VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.
  The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

RISK INFORMATION (continued)

Currency risk
The Group does not maintain material non-trading open currency positions other than structural foreign currency translation exposures arising from its investment in overseas subsidiary and associated undertakings and their related currency funding. The table below sets out the Group’s structural foreign currency exposures

				31 December	30 June
		30 June 2006		2005	2005

		Foreign
	Net	currency	Structural	Structural	Structural
	investments	borrowings	foreign	foreign	foreign
	in overseas	hedging net	currency	currency	currency
	operations	investments	exposures	exposures	exposures
	£m	£m	£m	£m	£m

US Dollar	15,052	5,199	9,853	8,815	9,002
Euro	2,397	-	2,397	2,146	1,295
Swiss franc	461	456	5	1	10
Chinese RMB	2,636	-	2,636	914	-
Other non-sterling	93	91	2	4	14

	20,639	5,746	14,893	11,880	10,321

The US dollar open structural foreign currency exposure reflects the action taken to mitigate the effect of the acquisition in 2004 of Charter One on the Group’s capital ratios. The increase in this position since that time and the Euro structural exposure is largely a result of the exclusion from the table of preference shares classified as equity under IFRS. These instruments continue to be considered part of the currency funding of foreign operations for asset and liability management purposes. The Chinese RMB exposure arises from the Group's strategic investment in Bank of China.

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION
	30 June	31 December	30 June
	2006	2005	2005

Ordinary share price	£17.78	£17.55	£16.86

Number of ordinary shares in issue	3,192m	3,197m	3,182m

Market capitalisation	£56.8bn	£56.1bn	£53.7bn

Net asset value per ordinary share	£10.66	£10.14	£9.61

Employee numbers
Global Banking & Markets	7,800	7,400	9,300
UK Corporate Banking	8,500	8,400	8,200
Retail Banking	33,700	33,500	32,800
Direct Channels	7,100	6,900	7,100
Wealth Management	4,300	4,200	4,100
Ulster Bank	5,000	4,400	4,200
Citizens	23,400	24,400	25,500
RBS Insurance	18,500	19,400	20,300
Manufacturing	25,100	26,000	26,500
Centre	2,400	2,400	2,400

Group total	135,800	137,000	140,400

THE ROYAL BANK OF SCOTLAND GROUP plc

SELECTED FINANCIAL DATA

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.8491, the Noon Buying Rate on 30 June 2006.

Summary consolidated income statement
			First half*	Full year
	First half 2006		2005	2005

Amounts in accordance with IFRS	$m	£m	£m	£m

Total income	25,225	13,642	12,454	25,902
Expenses and insurance claims	15,244	8,244	7,930	16,259
Impairment losses	1,640	887	847	1,707

Profit before tax	8,341	4,511	3,677	7,936
Tax	2,565	1,387	1,092	2,378
Minority interests	102	55	34	57
Preference dividends	168	91	25	109

Profit attributable to ordinary shareholders	5,506	2,978	2,526	5,392

Ordinary dividends	3,142	1,699	1,310	1,927

Amounts in accordance with US GAAP
Net income available for ordinary shareholders	4,673	2,527	2,540	4,475

Summary consolidated balance sheet
			31 December	30 June*
	30 June 2006		2005	2005

Amounts in accordance with IFRS	$m	£m	£m	£m

Loans and advances	935,983	506,183	487,813	468,222
Debt securities and equity shares	263,142	142,308	130,266	113,269
Derivatives and settlement balances	245,350	132,686	101,668	120,328
Other assets	107,547	58,162	57,080	56,095

Total assets	1,552,022	839,339	776,827	757,914

Shareholders' equity	69,110	37,375	35,435	33,279
Minority interests	7,741	4,186	2,109	907
Subordinated liabilities	51,501	27,852	28,274	28,216
Deposits	900,915	487,218	453,274	438,286
Derivatives, settlement balances and short
positions	311,738	168,589	140,426	156,253
Other liabilities	211,017	114,119	117,309	100,973

Total liabilities and equity	1,552,022	839,339	776,827	757,914

Amounts in accordance with US GAAP
Shareholders’ equity	73,152	39,561	40,229	39,034
Total assets	1,364,969	738,180	700,386	665,513

*	restated for the adoption of IAS 39 amendment ‘The Fair Value Option’

THE ROYAL BANK OF SCOTLAND GROUP plc

SELECTED FINANCIAL DATA (continued)

Other financial data
	First half	First half	Full year
	2006	2005	2005
Based upon IFRS
Earnings per ordinary share - pence	93.1	79.5	169.4
Diluted earnings per ordinary share - pence	92.5	79.0	168.3
Dividends per ordinary share - pence	53.1	41.2	60.6
Return on average total assets - %	0.74	0.72	0.73
Return on average ordinary shareholders' equity - %	18.1	16.7	17.5
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.64	1.68	1.67
- excluding interest on deposits	6.34	5.84	6.05
Ratio of earnings to fixed charges only
- including interest on deposits	1.66	1.69	1.69
- excluding interest on deposits	7.13	6.04	6.50

Based upon US GAAP
Earnings per ordinary share - pence	79.0	79.9	140.6
Diluted earnings per ordinary share - pence	78.6	79.4	140.0
Dividends per ordinary share - pence	53.1	41.2	60.6
Return on average total assets - %	0.72	0.83	0.64
Return on average ordinary shareholders' equity - %	13.8	14.0	13.4
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.55	1.65	1.57
- excluding interest on deposits	5.60	5.22	5.31
Ratio of earnings to fixed charges only
- including interest on deposits	1.57	1.69	1.58
- excluding interest on deposits	6.30	6.08	5.71

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS

Divisional results for 2005 have been restated to reflect transfers of businesses between divisions in the second half of 2005 and the first half of 2006. These changes do not affect the Group’s results.

In the second half of 2005 the Group adopted the amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 with effect from 1 January 2005. The results for the first half of 2005 have been restated. This restatement reduces Group profit before tax and the Centre by £11 million for the half year ended 30 June 2005.

	Half year ended 30 June 2005
	Previously
	reported	Transfers	Restated
	£m	£m	£m
Corporate Markets
- See page 61

Retail Banking
- Net interest income	1,542	4	1,546
- Non-interest income	1,079	3	1,082
- Staff costs	477	22	499
- Other costs	143	18	161
Contribution	1,480	(33)	1,447

Direct Channels
- Non-interest income	532	1	533
- Staff costs	129	(12)	117
- Other costs	225	(7)	218
Contribution	325	20	345

Wealth Management
- Other costs	-	-	-
Contribution	-	-	-

Ulster Bank
- Net interest income	306	*23	329
- Non-interest income	102	*(23)	79
- Staff costs	91	(1)	90
- Other costs	36	(1)	35
Contribution	251	2	253

Citizens
- Net interest income	1,023	7	1,030
- Non-interest income	525	1	526
- Staff costs	390	4	394
- Other costs	348	3	351
Contribution	749	1	750

Manufacturing
- Staff costs	358	7	365
- Other costs	959	20	979
Contribution	(1,317)	(27)	(1,344)

Centre
- Funding costs	405	*(2)	403
- Department costs	249	(35)	214
Contribution	(654)	*37	(617)

*includes adjustment relating to the adoption of fair value option under IAS 39.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (continued)

The following tables show how the Global Banking & Markets and UK Corporate Banking figures have been computed from the previous analysis. This takes into account the reorganisation of these segments and transfers of businesses between Global Banking & Markets, UK Corporate Banking and other divisions.

	Half year ended 30 June 2005
	Previous
	analysis	Resegmentation	Transfers	Restated
	£m	£m	£m	£m
Global Banking & Markets
- Net interest income	615	(80)	*27	562
- Non-interest income	2,226	(25)	*(40)	2,161
- Staff costs	722	20	(2)	740
- Other costs	189	(7)	(2)	180
- Impairment losses	85	5	-	90
Contribution	1,655	(123)	(9)	1,523

UK Corporate Banking
- Net interest income	852	80	-	932
- Non-interest income	615	25	(2)	638
- Staff costs	260	(20)	-	240
- Other costs	67	7	-	74
- Impairment losses	100	(5)	-	95
Contribution	879	123	(2)	1,000

*includes adjustment relating to the adoption of fair value option under IAS 39.

THE ROYAL BANK OF SCOTLAND GROUP plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Guy Whittaker

Guy Whittaker Group Finance Director 9 November 2006